EPL Oil & Gas, Inc.

201 St. Charles Avenue, Suite 3400

New Orleans, Louisiana 70170

April 29, 2013

VIA EDGAR

Ms. Caroline Kim

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	EPL Oil & Gas, Inc.
8.25% Senior Notes due 2018
Registration Statement on Form S-4
(File No. 333-187462)

Dear Ms. Kim:

Pursuant to Rule 461(a) promulgated under the Securities Act of 1933, as amended, EPL Oil & Gas, Inc. (the “Registrant”), and the subsidiary guarantors of the Registrant listed as co-registrants on Annex A hereto (the “Co-Registrants” and, together with the Registrant, the “Registrants”), hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-187462) (the “Registration Statement”) be accelerated so that the Registration Statement becomes effective at 2:00 p.m. Eastern Time, on May 1, 2013, or as soon thereafter as practicable.

The Registrants acknowledge that should the Securities and Exchange Commission (the “Commission”) or the Commission staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement, and the action of the Commission or the Commission staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. The Registrants also acknowledge that they may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 29, 2013

The undersigned respectfully requests that you notify the Registrant of the effectiveness of the Registration Statement by a telephone call to J. Mark Metts of Sidley Austin LLP, the Registrant’s outside counsel, at (713) 495-7799.

Very truly yours,

EPL Oil & Gas, Inc.

By:	/s/ David P. Cedro
David P. Cedro
Senior Vice President, Chief Accounting Officer, Treasurer and Corporate Secretary

Securities and Exchange Commission

April 29, 2013

ANNEX A

Co-Registrant	IRS Employer Identification Number
Anglo-Suisse Offshore Pipeline Partners, LLC	72-1409562

EPL of Louisiana, L.L.C.	None

EPL Pioneer Houston, Inc.	75-2129749

EPL Pipeline, L.L.C.	72-1471048

Delaware EPL of Texas, LLC	None